UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14905

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Homes, Inc. 401(k) Retirement Plan

5000 Clayton Road

Maryville, TN 37804

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

CLAYTON HOMES, INC.

401(K) RETIREMENT PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2022 and 2021

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December  31, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee and Plan Participants of the

Clayton Homes, Inc. 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Clayton Homes, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2018.

Brentwood, Tennessee

June 21, 2023

2.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2022 and 2021

	2022	2021
Assets
Investments, at fair value	$1,008,545,129	$1,128,581,697
Receivables
Employer contributions	1,536,855	1,135,228
Other	61,725	—
Notes receivable from participants	34,708,907	29,568,541

Total receivables	36,307,487	30,703,769

Net assets available for benefits	$1,044,852,616	$1,159,285,466

See accompanying notes to financial statements.

3.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2022

Additions (reductions)
Investment activity
Net depreciation in fair value of investments	$(256,690,425)
Interest and dividends	57,090,702

(199,599,723)

Interest income on notes receivable from participants	1,520,873
Contributions
Employer	50,725,133
Participants	107,436,859
Rollovers	7,616,981

165,778,973

Net reduction	(32,299,877)
Deductions
Benefits paid to participants	(80,322,402)
Administrative expenses	(1,810,571)

Total deductions	(82,132,973)

Net decrease	(114,432,850)
Net assets available for benefits
Beginning of year	1,159,285,466

End of year	$1,044,852,616

See accompanying notes to financial statements.

4.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Clayton Homes, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all full-time employees of Clayton Homes, Inc. and its subsidiaries (collectively the “Company” or the “Employer”) who have reached the age of eighteen years and provided 90 days of service. Employees may enter the Plan immediately following eligibility. Employees who have reached the age of eighteen years and provided one year of service are eligible to receive the Company matching contributions at the beginning of the quarter following one year of service. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants may voluntarily make qualified retirement contributions to the Plan which are deductible by the participants for federal income tax purposes under Section 401(k) of the Internal Revenue Code (“IRC”) or may be made after-tax in the form of a Roth 401(k) contribution. If a participant elects to contribute to the Plan, they may contribute from 1% up to 75% of their eligible wages. Participants who fail to make an affirmative election are automatically enrolled at a 4% deferral rate upon becoming eligible to participate in the Plan, increasing by 1% each year, up to 8%, and they may elect to change or discontinue deferrals at any time. Effective January 1, 2023, the auto-escalation provision limit increases from 8% to 11%. On January 1, 2021, participant after-tax contributions were limited to 11% of the participant’s eligible compensation, which increased to 18% beginning on January 1, 2022. Participants may elect to contribute up to a maximum of $20,500 and $19,500 annually per participant for 2022 and 2021, respectively, plus an additional $6,500 for participants age 50 or older for 2022 and 2021. The maximum contribution amount is adjusted annually for inflation, as announced by the United States Secretary of the Treasury. Participants’ contributions to the Plan are made by means of payroll deductions during each regular payroll period. Participants direct investments of their contributions into various investment options offered by the Plan. Employees may also choose to end their participation in the Plan at any time.

The Company provided a Safe Harbor match consisting of a 4% match during 2022 and 2021. Under a Safe Harbor Plan, Safe Harbor 401(k) matching contributions are immediately 100% vested.

Rollover contributions from other qualified plans and individual retirement accounts are allowed by the Plan.

Participant Accounts: During the Plan year, participants’ accounts are increased by the participants’ elective deferrals, the Employer’s contributions, and their respective proportionate shares of any investment earnings and increases in the fair value of the funds during the year. Participants’ accounts are reduced by any payments made from such accounts and their respective proportionate shares of any decreases in the fair market value of the funds. Allocations are based on participants’ earnings or account balances, as defined by the Plan document. The benefit to which participants are entitled is the benefit that can be provided from the participants’ vested accounts.

Vesting: Participants are 100% vested in their voluntary contribution account and their Safe Harbor Employer contribution account.

Payment of Benefits: Benefit distributions equal to participants’ vested account balances are payable to participants or their beneficiaries upon the earlier of retirement (age 59 1/2) or upon their death, disability or termination of employment. The method of distribution shall be determined by the Plan Administrator in accordance with the provisions of the Plan.

5.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Administrative and Investment Management Expenses: Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Plan recordkeeping and trustee fees are paid by the Plan and are reflected in the financial statements as administrative expenses. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account andare included in administrative expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

Notes Receivable from Participants: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The notes are secured by the balance in the participant’s account and bear interest at fixed rates that are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

6.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following presents the valuation methods and assumptions used by the Plan to estimate the fair values of investments.

Mutual funds and common stock: The fair values of mutual fund and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value collective trust fund: The fair values of participation units in the stable value collective trust are based upon the net asset values per unit as reported by the fund manager. The fund invests 100% in Galliard Stable Return Fund C. The fund’s objective is to protect the principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit. Galliard Stable Return Fund C primarily invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. Units of the fund are issued and redeemed at the latest net asset value which is determined daily. There are no advance notification requirements for this fund.

Commingled pool collective trust fund: The fair values of participation units in the commingled pool collective trust are based upon the net asset values per unit as reported by the fund manager. The fund invests in various growth funds. The fund’s objective is to provide capital appreciation through the active management of equities across a variety of markets. Units of the fund are issued and redeemed at the latest net asset value which is determined daily. There are no advance notification requirements for this fund.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2022, Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire Hathaway Class B common stock	$50,162,110	$50,162,110	$—	$—
Mutual funds	767,677,866	767,677,866	—	—
Collective trusts*	190,705,153	—	—	—

Total	$1,008,545,129	$817,839,976	$—	$—

7.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2021, Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire Hathaway Class B
Common stock	$47,858,405	$47,858,405	$—	$—
Mutual funds	823,014,803	823,014,803	—	—
Collective trusts*	257,708,489	—	—	—

Total	$1,128,581,697	$870,873,208	$—	$—

*

Investments measured at fair value using net asset value per share (or its equivalent) have not been classified in the fair value hierarchy as a practical expedient under Accounting Standard Codification (ASC) 820. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statements of net assets available for benefits.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Notes receivable from participants are $34,708,907 and $29,568,541 as of December 31, 2022 and 2021, respectively.

Payment of Benefits: Benefits are recorded when paid.

Events Occurring After Reporting Date: Plan management has evaluated events and transactions that occurred between December 31, 2022 and the issuance of the report for possible recognition or disclosure in the financial statements.

NOTE 3 – TAX STATUS OF PLAN

The Plan obtained a favorable determination letter on February 13, 2017, in which the Internal Revenue Service (“IRS”) state that the Plan was in compliance with the applicable requirement of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

8.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 3 – TAX STATUS OF PLAN (Continued)

The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 – RISKS AND UNCERTANTIES

The Plan holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan subject to the related provisions of ERISA.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. The Plan holds mutual funds managed by Fidelity Investments which qualify as party-in-interest investments. The Plan also holds notes receivable from participants that qualify as party-in-interest transactions. The Plan’s payments of administrative fees to Fidelity Investments of $1,810,571 in 2022 and payments of investment management fees also qualify as party-in-interest transactions.

The Plan also holds 162,389 shares and 160,062 shares at December 31, 2022 and 2021, respectively, of Berkshire Hathaway Class B Common Stock valued at $50,162,110 and $47,858,405 at December 31, 2022 and 2021, respectively. Net realized gains related to these shares of $1,818,642 at December 31, 2022 qualify as party-in-interest transactions. Berkshire Hathaway Inc. owns 100% of the Company.

9.

SUPPLEMENTAL SCHEDULE

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of plan sponsor: Clayton Homes, Inc.

Employer Identification Number: 62-1671360

Plan Number: 002

a)	b) Identity of Issuer, Borrower, Lessor, or Similar Party	c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	d) Cost	e) Current Value
*	Berkshire Hathaway	Common Stock - Class B	**	$50,162,110
*	Fidelity Investments	Fidelity 500 Index	**	77,512,883
*	Fidelity Investments	Fidelity Extended Market Index	**	6,021,289
*	Fidelity Investments	Fidelity Freedom 2005 K6	**	1,529,450
*	Fidelity Investments	Fidelity Freedom 2010 K6	**	2,443,304
*	Fidelity Investments	Fidelity Freedom 2015 K6	**	6,940,084
*	Fidelity Investments	Fidelity Freedom 2020 K6	**	19,376,320
*	Fidelity Investments	Fidelity Freedom 2025 K6	**	40,166,839
*	Fidelity Investments	Fidelity Freedom 2030 K6	**	70,354,768
*	Fidelity Investments	Fidelity Freedom 2035 K6	**	59,647,773
*	Fidelity Investments	Fidelity Freedom 2040 K6	**	70,670,686
*	Fidelity Investments	Fidelity Freedom 2045 K6	**	45,522,649
*	Fidelity Investments	Fidelity Freedom 2050 K6	**	52,895,361
*	Fidelity Investments	Fidelity Freedom 2055 K6	**	43,458,395
*	Fidelity Investments	Fidelity Freedom 2060 K6	**	30,106,552
*	Fidelity Investments	Fidelity Freedom 2065 K6	**	8,181,894
*	Fidelity Investments	Fidelity Freedom Income K6	**	3,984,079
*	Fidelity Investments	Fidelity Government Market	**	162,196
*	Fidelity Investments	Fidelity Low-Priced Stock K	**	21,591,194
*	Fidelity Investments	Fidelity Total International	**	11,672,843
*	Fidelity Investments	Fidelity U.S. Bond Index	**	20,399,155
	American Beacon	ABF Large Cap Val R6	**	39,939,024
	American Funds	AF EuroPacific Growth	**	22,353,677
	Carillon Eagle	Carillion Eagle Mid Cap Growth R6	**	42,140,826
	Dimensional Fund Advisors	DFA Emerging Markets Core Equity	**	8,548,439
	Goldman Sachs	GS Small Cap Value R6	**	6,508,162
	JPMorgan	JPMorgan Mid Cap Value R5	**	8,704,737
	Metropolitan West	MetWest Total Return Bond P	**	22,794,031
	T. Rowe Price	TRP QM U.S. Small Cap Growth Equity	**	3,354,497
	Vanguard	Vanguard Strategic Small Cap Equity	**	20,696,759

		Total mutual funds and common stock		817,839,976

10.

CLAYTON HOMES, INC. 401(K) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

a)	b) Identity of Issuer, Borrower, Lessor, or Similar Party	c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	d) Cost	e) Current Value
*	Fidelity Investments	Fidelity Growth Commingled Pool	**	112,524,270
	Galliard	Galliard Stable Return Fund C	**	78,180,883

		Total collective trusts		190,705,153
*	Notes receivable	Interest Rate 4.25%-10.25%, maturing through 2027	—	34,708,907

		Total		$1,043,254,036

*	- Party-in-interest
**	- No cost information is provided since all investments are participant directed.

11.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clayton Homes, Inc. 401(k) Retirement Plan

Date: June 21, 2023	By:	/s/ Jim Stariha
Jim Stariha, Chief Financial Officer – Clayton
Homes, Inc.

12.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

13.